SEC File No. 333-232145

As filed with the Securities and Exchange Commission on June 25, 2019

Registration Nos.

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[x] Pre-Effective Amendment No. 1

[ ] Post-Effective Amendment No. ___

(Check appropriate Box or Boxes)

FINANCIAL INVESTORS TRUST

(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100, Denver, CO 80203

(Address of Principal Executive Offices)

(303) 623-2577

(Registrant’s Telephone Number, including Area Code)

Name and Address of Agent for Service:	with a copy to:

Karen Gilomen	Peter H. Schwartz, Esq.
Financial Investors Trust	Davis Graham & Stubbs LLP
1290 Broadway, Suite 1100	1550 17th Street, Suite 500
Denver, CO 80203	Denver, CO 80202

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

An indefinite amount of the Registrant’s securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for Financial Investors Trust incorporates by reference the Information Statement/Prospectus, Statement of Additional Information and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Commission on June 14, 2019 (Accession No: 0001398344-19-010540) in respect of the proposed reorganization of the RiverFront Asset Allocation Income & Growth and the RiverFront Asset Allocation Growth into the RiverFront Asset Allocation Moderate and the RiverFront Asset Allocation Growth & Income, respectively. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933, as amended.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Denver, and the State of Colorado, on the 25th day of June, 2019.

FINANCIAL INVESTORS TRUST (Registrant)

By:	/s/ Bradley J. Swenson
Bradley J. Swenson
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edmund J. Burke	Trustee	June 25, 2019
Edmund J. Burke*

/s/ Jeremy W. Deems	Trustee	June 25, 2019
Jeremy W. Deems*

/s/ Mary K. Anstine	Chairman and Trustee	June 25, 2019
Mary K. Anstine*

/s/ Jerry G. Rutledge	Trustee	June 25, 2019
Jerry G. Rutledge*

/s/ Michael “Ross” Shell	Trustee	June 25, 2019
Michael “Ross” Shell*

/s/ Bradley J. Swenson	President	June 25, 2019
Bradley J. Swenson

/s/ Kimberly R. Storms	Treasurer	June 25, 2019
Kimberly R. Storms

*	Signature affixed by Karen Gilomen pursuant to a power of attorney dated June 12, 2019 filed on June 14, 2019.